JOINT STOCK COMPANY


AEROFLOT
Russian Airlines
SKYTEAM

10, Arbat st., Moscow, 119002, Russia
Tel.: (499) 500-68-68, (499) 500-68-69
Fax: (499) 500-68-67, http://www.aeroflot.ru

RECEIVED
2010 JUL -1 A 9:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date 21.06.2010 our ref. 402-279

Office of Chief Council (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549

SUPPL



10015959

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) please find enclosed materials on forthcoming EGM which will be held on July, 16 2010.

Code of the issuer: 82 – 4592.

If You would have any questions, please contact us by phone +7 (495) 258-0686 or by E-mail: afokeeva@aeroflot.ru.

Enclosed documents - 49 pages.

Sincerely Yours,

Head of Corporate Finance Department
JSC «Aeroflot - Russian Airlines»

Alexey Goreslavsky

dlw 7/1

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

ANNOUNCEMENT

Convocation of the Extraordinary General Meeting of JSC "Aeroflot's" Shareholders

Joint Stock Company "Aeroflot – Russian Airlines" (JSC "Aeroflot"), domicile: Arbat St., 10, 119002 Moscow, Russian Federation announces hereby the convocation of the Extraordinary General Meeting of shareholders.
Form of convention of the Extraordinary General Meeting of shareholders is absentee vote.
Deadline date for ballots acceptance: **the 16th of July, 2010**.
Date of finalizing the List of persons entitled to participate in the Meeting: **the 31st of May, 2010.**

Shareholders must send completed and signed ballots to the following mailing address: JSC "Aeroflot's" Corporate Property Department, Arbat St., 10, 119002 Moscow. In determining the quorum and summing up voting returns the ballots received before or on the **16th of July**, 2010 are only taken into account.

Agenda of the Extraordinary General Meeting of shareholders:

1. Approval of the transaction involving specific interests for issuance of a guarantee by JSC "Aeroflot" in favor of JSC bank VTB for the Federal State Unitary Enterprise "The State Transportation Company "Russia".

2. Approval of transactions involving specific interests between JSC "Aeroflot" and its subsidiary and affiliated companies that may be made in future in the course of running regular business of JSC "Aeroflot".

The information (materials) to be provided for shareholders and their representatives during the preparation for the Extraordinary General Meeting is (are) available from June 15 to July 16, 2010 on working days from 10 a.m. till 5:30 p.m. (on Fridays – till 3:30 p.m.) at the following locations.

- JSC "Aeroflot" Corporate Property Department, Arbat St., 10, 4th floor, 119002, Moscow;
- JSC "Aeroflot" Flight Personnel Training Center, room 107, bldg. 6, Airport Sheremryevo-1, Moscow.

Contact phone numbers: **(495) 258-0684, 578-3680.**

Board of Directors of JSC "Aeroflot"

RECEIVED
2010 JUL -1 A 9:23



(82-4592)

BALLOT № 1
for voting at the Extraordinary General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Arbat St., 119002, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is absentee vote
Дата Deadline date of ballot acceptance: the 16th of July, 2010

Full name (corporate name) of the shareholder: ____________________

Registration number: ____________________

Issue № 1 of the agenda: APPROVAL OF THE TRANSACTION INVOLVING SPECIFIC INTERESTS FOR ISSUANCE OF A GUARANTEE BY JSC "AEROFLOT" IN FAVOR OF JSC BANK VTB FOR THE FEDERAL STATE UNITARY ENTERPRISE "THE STATE TRANSPORTATION COMPANY "RUSSIA"

Number of votes in the shareholder's possession for voting the aforesaid issue: __________

The wording of the resolution on issue № 1 of the agenda: Be it resolved to approve the transaction involving specific interests for issuance of a guarantee by JSC "Aeroflot" in favor of JSC Bank VTB for the Federal State Unitary Enterprise "The State Transportation Company "Russia" (hereinafter GTK Russia) under the following conditions:
Parties of the transaction: JSC "Aeroflot" and JSC Bank VTB;
Transaction scope: JSC "Aeroflot's" (hereinafter "Guarantor") guarantee of fulfillment of obligations by GTK Russia (hereinafter "Borrower") under the Credit Agreement made with JSC Bank VTB (hereinafter "Creditor") on the following material terms:

Credit Amount (Principal Credit Amount):	up to 2,500,000,000 (two billion five hundred million) rubles;
Credit Period:	within 1095 calendar days (including extension) under the Credit Agreement;
Interests rate:	up to 12.5% per year;
Penalty charged on the outstanding amount on the Credit Amount	up to 0.014% per every day of the delay;
Penalty charged on the outstanding amount of interests due	up to 0.03% per day of delay;
Reimbursement of extra costs	Reimbursement of any costs the Creditor may incur in connection with the fulfillment of its obligations under the Credit Agreement, and in connection with any failure to fulfill or improper fulfillment of obligations by the Borrower under the Credit Agreement;
Additional obligation of the Borrower	The amount of the credit turnover through Borrower's account run by the Creditor including its branches must be at least 10% of the average amount of indebtedness of the Borrower to the Creditor for the previous month.
Additional obligations of the Guarantor	Within the period before the 19th of July, 2010, to conclude with the Creditor a contract of guarantee with regard to Borrower's obligations to the Creditor.
Borrower's penalty for the failure to fulfill the Guarantor's Additional Obligation	1. the fixed portion in the amount of 25,000,000 rubles shall become payable flat, and is to be paid on the date of final settlement of loan liabilities by the Borrower to the Creditor; 2. the monthly portion in the amount of 4% per year of the Principal Credit Amount for the period from the date following the date of default until the date following the date of full settlement of the outstanding amount is payable on the interest payment due dates.

The amount of guarantee: up to 2,500,000,000 (two billion five hundred million) rubles plus the interests amount based on the interest rate of up to 12.5% per year, and plus the amount of any other costs/fees connected with the Creditor's use of credit facilities including any penalties payable on outstanding payments due on Principal Credit Amount, interests and/or commissions, possible Creditor's costs in connection fulfillment (failure to fulfill) its obligations under the Credit Agreement;

Penalty amount in case of default or improper fulfillment of obligations by the Guarantor shall not exceeds 0.06% of the amount of outstanding or delayed liabilities per every day of the delay.

Term of the Guarantee: the Guarantee shall commence only after the date of conclusion of the contract of guarantee and shall continue up to the 17th of April, 2013.

"PLACET"	"NON PLACET"	"ABSTAIN"
☐ ________ votes	☐ ________ votes	☐ ________ votes

(The ballot has front and reverse sides)

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ____________________

____

(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballot will be deemed null and void.

The voter has the right to chose only one voting option, except voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be mader;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such pers.

Duly completed and signed ballot may be mailed to the following address: JSC "Aeroflot" Shared Property Management Department, Arbat St., 10, 119002, Moscow;

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 16th of July, 2010.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

RECEIVED
2010 JUL -1 A 9:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BALLOT № 2
for voting at the Extraordinary General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Arbat St., 119002, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is absentee vote
Дата Deadline date of ballot acceptance: the 16th of July, 2010

Full name (corporate name) of the shareholder: ________________________________

Registration number: ____

Issue № 2 of the agenda: **APPROVAL OF TRANSACTIONS INVOLVING SPECIFIC INTERESTS BETWEEN JSC "AEROFLOT" AND ITS SUBSIDIARY AND AFFILIATED COMPANIES THAT MAY BE MADE IN FUTURE IN THE COURSE OF RUNNING REGULAR BUSINESS OF JSC "AEROFLOT".**

Number of votes in the shareholder's possession for voting the aforesaid issue: __________

The wording of the resolution on issue № 2 of the agenda:

2.1. Be it resolved to approve transactions between JSC "Aeroflot" and JSC "Donavia" that may be made in future in the course of running regular business of JSC "Aeroflot:" (including «code sharing /block seats», supply of aviation fuel and oil and fueling services, leasing of Tu-154M № RA-85637 aircraft (without management and maintenance service), maintenance of aircraft flying to/from Sheremetyvo Airport according to established centralized schedule, code sharing and Central Sports Club of the Army program, provisioning of representative, coordination and control support functions in the airports of the Russian Federation and CIS, provisioning of representative support services in Saint Petersburg, access to remote personnel training system, information services, ACS services for passenger check-in through Sabre ACSI in airports, leasing of IL-86 aircraft, leasing of aircraft engines, technical support for aircraft maintenance, operations support, provisioning of information services and Jeppesen air navigation products, rent of premises, rendering medical service) for the total amount up to 3,105,000,000 (three billion one hundred and five million) rubles (without VAT) or the equivalent thereof;нта;

"PLACET"	"NON PLACET"	"ABSTAIN"
☐ ____________ votes	☐ ____________ votes	☐ ____________ votes

2.2. Be it resolved to approve transactions between JSC "Aeroflot" and JSC "Nordavia" that may be made in future in the course of running regular business of JSC "Aeroflot:" (including «code sharing /block seats», supply of aviation fuel and oil and fueling services, the agreement on special prorates, rendering services for cargo handling and storage at the customs complex of JSC "Aeroflot", interline agreement, provisioning of representative, coordination and control support functions in the airports of the Russian Federation and CIS, technical support for aircraft maintenance) for the total amount up to 3,485,000,000 (three billion four hundred and eighty five million) rubles (without VAT) or the equivalent thereof;

"PLACET"	"NON PLACET"	"ABSTAIN"
☐ ____________ votes	☐ ____________ votes	☐ ____________ votes

2.3. Be it resolved to approve transactions between JSC "Aeroflot" and JSC "Aerofest" that may be made in future in the course of running regular business of JSC "Aeroflot" (including the grant of the right for in-flight trade at the domestic air lines, the grant of the right for in-flight trade at the international air lines, rendering services) for the total amount of 275,000,000 (two hundred and seventy five million) rubles (without VAT) or the equivalent thereof;

"PLACET"	"NON PLACET"	"ABSTAIN"
☐ ____________ votes	☐ ____________ votes	☐ ____________ votes

2.4. Be it resolved to approve transactions between JSC "Aeroflot" and JSC "Insurance Company "Moscow" that may be made in future in the course of running regular business of JSC "Aeroflot" (including third party liability insurance not covering flight operations (aircraft maintenance and repair), insurance of risks in aviation (liability and hull insurance for foreign and IL-96 aircraft)) for the total amount up to 510,000,000 (five hundred and ten million) rubles (without VAT) or the equivalent thereof;

"PLACET"	**"NON PLACET"**	**"ABSTAIN"**
☐ ________ **votes**	☐ ________ **votes**	☐ ________ **votes**

2.5. Be it resolved to approve transactions between JSC "Aeroflot" and ZAO "TZK – Sheremetyevo" that may be made in future in the course of running regular business of JSC "Aeroflot" (including services for aircraft fueling, storage of aircraft fuel and oil) for the total amount up to 3,510,000,000 (three billion five hundred and ten million) rubles (without VAT) or the equivalent thereof;

"PLACET"	**"NON PLACET"**	**"ABSTAIN"**
☐ ________ **votes**	☐ ________ **votes**	☐ ________ **votes**

2.6. Be it resolved to approve transactions between JSC "Aeroflot" and ZAO "Sherotel" that may be made in future in the course of running regular business of JSC "Aeroflot" (including provisioning of accommodation for JSC "Aeroflot's" crews, mutual services, hotel service to JSC "Aeroflot's" passengers under irregular situations, partnership under "Aeroflot Bonus" program) for the total amount up to 333,000,000 (three hundred and thirty three million) rubles (without VAT) or the equivalent thereof;

"PLACET"	**"NON PLACET"**	**"ABSTAIN"**
☐ ________ **votes**	☐ ________ **votes**	☐ ________ **votes**

2.7. Be it resolved to approve transactions between JSC "Aeroflot" and ZAO "Aeroflot-Plus" that may be made in future in the course of running regular business of JSC "Aeroflot" (including the arrangement of flight operations air navigation service, supply of aircraft fuel and oil and fueling service, aircraft ground handling and maintenance support) for the total amount up to 132,000,000 (one hundred and thirty two million) rubles (without VAT) or the equivalent thereof;

"PLACET"	**"NON PLACET"**	**"ABSTAIN"**
☐ ________ **votes**	☐ ________ **votes**	☐ ________ **votes**

2.8. Be it resolved to approve transactions between JSC "Aeroflot" and ZAO "Aeromar" that may be made in future in the course of running regular business of JSC "Aeroflot" (including supply of catering services and handling, aircraft interior cleaning and provisioning, aircraft provisioning with accessories and service items) for the total amount up to 3,555,000,000 (three billion five hundred and five million) rubles (without VAT) or the equivalent thereof;

"PLACET"	**"NON PLACET"**	**"ABSTAIN"**
☐ ________ **votes**	☐ ________ **votes**	☐ ________ **votes**

2.9. Be it resolved to approve transactions between JSC "Aeroflot" and ZAO "AeroMASh-AB" that may be made in future in the course of running regular business of JSC "Aeroflot" (including rendering services for aircraft handling in the area of aviation security of JSC "Aeroflot" operations in Sheremetyevo airport, seat rental of seats on the corporate auto transport of JSC "Aeroflot", provisioning of medioprophylactic assistance) for the total amount up to 836,000,000 (eight hundred thirty five million) rubles (without VAT) or the equivalent thereof;

"PLACET"	**"NON PLACET"**	**"ABSTAIN"**
☐ ________ **votes**	☐ ________ **votes**	☐ ________ **votes**

2.10. Be it resolved to approve transactions between JSC "Aeroflot" and ZAO " Aeroflot-Cargo" that may be made in future in the course of running regular business of JSC "Aeroflot" (including sales and purchase of property) for the total amount up to 50,000,000 (fifty million) bles (without VAT) or the equivalent thereof;

"PLACET"	**"NON PLACET"**	**"ABSTAIN"**
☐ ________ **votes**	☐ ________ **votes**	☐ ________ **votes**

2.11. Be it resolved to approve transactions between JSC "Aeroflot" and JSC "Terminal" that may be made in future in the course of running regular business of JSC "Aeroflot" (including the supplementary agreement to the ground handling agreement, special purpose loans, provisioning of access to the video monitoring system, rent of premises, sale and purchase deal of a share in the property rights on heating main, leasing of cable channel for running electrical and communication cables, HelpDesk service, information services, provisioning of fibro-optic and copper lines to JSC «Aeroflot» between units Ш2 (Terminal-F) and Ш3 (Terminal-D), and between units Ш3 (Terminal-D) and office complex «Melkisarovo», rendering services of truncated radio communication, development of "reverse" interfaces for data transmission from AODB/BHS/BRS systems of the «Terminal» to Aeroflot systems including integration of BRS with the module «Commercial Load», installation of local public announcement systems at bus exits, transfer and Lost&Found counters, installation of extra video monitoring cameras and setting up video and audio records banks) for the total amount up to 9,523,000,000 (nine billion, five hundred and twenty three million) rubles (without VAT) or the equivalent thereof.

"PLACET"	**"NON PLACET"**	**"ABSTAIN"**
☐ ____________ **votes**	☐ ____________ **votes**	☐ ____________ **votes**

☐ - mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.
☐ - mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.
☐ - mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.

Signature of the shareholder or a proxy ______________________

____
(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballot will be deemed null and void.

The voter has the right to chose only one voting option, except voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be mader;***

**** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;***

**** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.***

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such pers.

Duly completed and signed ballot may be mailed to the following address: JSC "Aeroflot" Shared Property Management Department, Arbat St., 10, 119002, Moscow;

***To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 16th of July,* 2010.**

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

EXECUTIVE SUMMARY

AGENDA ITEM:

Transactions involving specific interests between JSC "Aeroflot" and its subsidiaries and affiliated companies.

SUBSTANTIATION:

1. It is intended to conclude a number of transactions with JSC "Aeroflot's" subsidiaries and affiliated companies: JSC «DONAVIA», ZAO «Nordavia», ZAO «Aerofest», JSC «SK «Moscow», ZAO «NZK Sheremetyevo», ZAO «Sherotel», ZAO «Aeroflot-Plus», ZAO «Aeromar», ZAO «AeroMASh-AB», ZAO «Aeroflot-Cargo», JSC «Terminal».

The above transactions are transactions that involve specific interests since members of the Executive Board of JSC "Aeroflot" are members of the Board of Directors of the above subsidiaries and affiliated companies: V.N.Antonov – in ZAO «Nordavia», ZAO «Aerofest», ZAO «AeroMaSh-AB», ZAO «Aeroflot-Cargo»; D.P.Saprykin – in JSC «SK «Moscow», ZAO «TZK Sheremetyevo », ZAO «Sherotel», ZAO «Aeroflot-Plus», JSC «Terminal»; A.U.Ralmykov in JSC «DONAVIA», V.Ya.Zingman – in ZAO «Aeromar».

2. Pursuant to Article 83 of the Federal Law "On Joint Stock Companies", the transactions involving specific interests must be approved by the Board of Directors or the General Meeting of shareholders.

3. The General Meeting of shareholders may resolve to approve a transaction (transactions between a company and an interested person that may be executed in future in the course of running regular business of the relevant company.

For that end, the resolution of the General Meeting of shareholders shall provide maximum allowable amount the transaction (transactions) can be made for. The resolution shall be valid until the next Annual General Meeting of shareholders.

4. In accordance with item 16.11 of JSC "Aeroflot" Articles of Incorporation, the General Meeting of shareholders adopts the resolution on approval of such transactions under a recommendation of the Board of Directors.

DRAFT RESOLUTION:

Be it resolved:

1. To include in the agenda of the Extraordinary General Meeting of shareholders of JSC "Aeroflot" the item «On approval of transactions between JSC "Aeroflot" and its subsidiary and affiliated companies that may be made in future in the course of running regular business of JSC "Aeroflot".

2. TO recommend to the Extraordinary General Meeting of shareholders to approve transactions between JSC "Aeroflot" and its subsidiary and affiliated companies that may be made in future in the course of running regular business of JSC "Aeroflot" in accordance with the following listing:

2.1. Transactions between JSC «Aeroflot» and JSC «DONAVIA» (including «code sharing /block seats», supply of aviation fuel and oil and fueling services, leasing of Tu-154M № RA-85637 aircraft (without management and maintenance service), maintenance of aircraft flying to/from Sheremetyvo Airport according to established centralized schedule, code sharing and Central Sports Club of the Army program, provisioning of representative, coordination and control support functions in the airports of the Russian Federation and CIS, provisioning of representative support services in Saint Petersburg, access to remote personnel training system, information services, ACS services for passenger check-in through Sabre ACSI in airports, leasing of IL-86 aircraft, leasing of aircraft engines, technical support for aircraft maintenance, operations support, provisioning of information services and Jeppesen air navigation products, rent of premises, rendering medical service) for the total amount up to 3,105,000,000 (three billion one hundred and five million) rubles (without VAT) or the equivalent thereof;

2.2. Transactions between JSC «Aeroflot» and ZAO «Nordavia» (including «code sharing /block seats», supply of aviation fuel and oil and fueling services, the agreement on special prorates, rendering services for cargo handling and storage at the customs complex of JSC "Aeroflot", interline agreement, provisioning of representative, coordination and control support functions in the airports of the Russian Federation and CIS, technical support for aircraft maintenance) for the total amount up to 3,485,000,000 (three billion four

hundred and eighty five million) rubles (without VAT) or the equivalent thereof;

2.3. ns between JSC «Aeroflot» and ZAO "Aerofest" (including the grant of the right for in-flight trade at the domestic air lines, the grant of the right for in-flight trade at the international air lines, rendering services) for the total amount of 275,000,000 (two hundred and seventy five million) rubles (without VAT) or the equivalent thereof;

2.4. Transactions between JSC «Aeroflot» and JSC «Insurance Company «Moscow» (including third party liability insurance not covering flight operations (aircraft maintenance and repair), insurance of risks in aviation (liability and hull insurance for foreign and IL-96 aircraft)) for the total amount up to 510,000,000 (five hundred and ten million) rubles (without VAT) or the equivalent thereof;

2.5. Transactions between JSC «Aeroflot» and ZAO «TZK - Sheremetyevo» (including services for aircraft fueling, storage of aircraft fuel and oil) for the total amount up to 3,510,000,000 (three billion five hundred and ten million) rubles (without VAT) or the equivalent thereof;

2.6. Transactions between JSC «Aeroflot» and ZAO "Sherotel» (including provisioning of accommodation for JSC "Aeroflot's" crews, mutual services, hotel service to JSC "Aeroflot's" passengers under irregular situations, partnership under "Aeroflot Bonus" program) for the total amount up to 333,000,000 (three hundred and thirty three million) rubles (without VAT) or the equivalent thereof;

2.7. Transactions between JSC «Aeroflot» and ZAO «Aeroflot-Plus" (including the arrangement of flight operations air navigation service, supply of aircraft fuel and oil and fueling service, aircraft ground handling and maintenance support) for the total amount up to 132,000,000 (one hundred and thirty two million) rubles (without VAT) or the equivalent thereof;

2.8. Transactions between JSC «Aeroflot» and ZAO «Aeromar» (including supply of catering services and handling, aircraft interior cleaning and provisioning, aircraft provisioning with accessories and service items) for the total amount up to 3,555,000,000 (three billion five hundred and five million) rubles (without VAT) or the equivalent thereof;

2.9. Transactions between JSC «Aeroflot» and ZAO «AeroMASh-AB» (including rendering services for aircraft handling in the area of aviation security of JSC "Aeroflot" operations in Sheremetyevo airport, seat rental of seats on the corporate auto transport of JSC "Aeroflot", provisioning of medioprophylactic assistance) for the total amount up to 836,000,000 (eight hundred thirty five million) rubles (without VAT) or the equivalent thereof;

2.10. Transactions between JSC «Aeroflot» and ZAO "Aeroflot-Cargo" (including sales and purchase of property) for the total amount up to 50,000,000 (fifty million) rubles (without VAT) or the equivalent thereof;

2.11. Transactions between JSC «Aeroflot» and JSC «Terminal» (including the supplementary agreement to the ground handling agreement, special purpose loans, provisioning of access to the video monitoring system, rent of premises, sale and purchase deal of a share in the property rights on heating main, leasing of cable channel for running electrical and communication cables, HelpDesk service, information services, provisioning of fibro-optic and copper lines to JSC «Aeroflot» between units Ш2 (Terminal-F) and Ш3 (Terminal-D), and between units Ш3 (Terminal-D) and office complex «Melkisarovo», rendering services of truncated radio communication, development of "reverse" interfaces for data transmission from AODB/BHS/BRS systems of the «Terminal» to Aeroflot systems including integration of BRS with the module «Commercial Load», installation of local public announcement systems at bus exits, transfer and Lost&Found counters, installation of extra video monitoring cameras and setting up video and audio records banks) for the total amount up to 9,523,000,000 (nine billion, five hundred and twenty three million) rubles (without VAT) or the equivalent thereof.